UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3 TO SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

WATCHGUARD TECHNOLOGIES, INC.

(Name of Subject Company (Issuer))

WATCHGUARD TECHNOLOGIES, INC.

(Names of Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

941105108

(CUSIP Number of Class of Securities)

Edward J. Borey

Chief Executive Officer, President and Chairman of the Board

505 Fifth Avenue South, Suite 500

Seattle, Washington 98104

(206) 521-8340

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Person)

Copies to:

Stephen M. Graham

Elizabeth H. Lefever

Orrick, Herrington & Sutcliffe LLP

719 Second Avenue, Suite 900

Seattle, Washington 98104

(206) 839-4300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$30,425,705.16	$3,581.11**

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 4,488,317 shares of WatchGuard common stock having an aggregate value of $30,425,705.16 as of the date of grant of such eligible options, will be cancelled and exchanged pursuant to the Offer. The aggregate value of the options was calculated using the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $117.70 for each $1,000,000 of the value of the transaction.

**	Previously paid.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

This Amendment No. 3 to Schedule TO (“Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (“SEC”) on April 19, 2005 as amended by Amendment No. 1 filed with the SEC on May 4, 2005 and Amendment No. 2 filed with the SEC on May 17, 2005 (the “Schedule TO”) relating to the offer (the “Offer”) by WatchGuard Technologies, Inc. (“WatchGuard”) to exchange for replacement options to purchase WatchGuard common stock (the “Replacement Options”), all outstanding options to purchase WatchGuard common stock (a) granted under WatchGuard’s 1996 Stock Incentive Compensation Plan, the 2000 Stock Option Plan and the Rapidstream, Inc. 1998 Stock Option Plan, each as amended (together, the “Plans”) that (b) have an exercise price equal to or greater than $6 and (c) were granted to an eligible optionholder before the Offer and are still outstanding on the date the Offer expires (the “Eligible Options”). The Replacement Options will have, and the Offer is subject to, the terms set forth in, the Offer to Exchange Eligible Outstanding Stock Options, dated April 19, 2005 and the accompanying forms of Election Form and Notice of Change of Election, which are attached to the Schedule TO as Exhibits (a)(1)(i), (a)(1)(ii) and (a)(1)(iii), respectively (collectively, as they may be amended from time to time, the “Offering Documents”).

This Amendment No. 3 is made to report the results of the Offer. The Schedule TO is hereby amended and supplemented as follows:.

The Offer expired on May 17, 2005 at 9:00 p.m., Pacific Time. Eligible Options to purchase 3,983,034 shares of WatchGuard’s common stock were tendered for exchange and cancellation in the Offer. WatchGuard accepted for cancellation all Eligible Options tendered, which were cancelled as of May 18, 2005. Of those options, 1,030,000 were tendered by WatchGuard executive officers holding Eligible Options. Also on May 18, 2005, WatchGuard granted replacement options to purchase 3,064,882 shares of its common stock, at an exercise price of $3.435 per share, 922,500 of which were granted to WatchGuard executive officers holding Eligible Options. In addition, WatchGuard decreased the reserve of shares available under the Plans for future grant by 4,279,328 shares. Following such grant and reduction, WatchGuard has a reserve of 4,141,162 shares for grant of options under the Plans.

The information in the Offering Documents, including all schedules and annexes to the Offering Documents, is incorporated by reference in answer to the items required in the Schedule TO.

This Amendment No. 3 is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(1) promulgated under the Securities Exchange Act of 1934, as amended.

Item 12.	Exhibits.

Exhibit Number	Description
(a)(1)(i)	Offering Memorandum dated April 19, 2005*

(a)(1)(ii)	Form of Election Form*

(a)(1)(iii)	Form of Notice of Change of Election*

(a)(1)(iv)	E-mail communication to WatchGuard Technologies, Inc. employees dated April 19, 2005*

(a)(1)(v)	Forms of reminder e-mail communications to WatchGuard Technologies, Inc. employees*

(a)(2)	The information regarding the purpose of the Offer set forth in Section 3 of the Offering Memorandum (“Purpose of the Offer; No Extraordinary Transactions; No Recommendation”) is incorporated by reference into this Item 12(a)(2)*

(a)(3)-(4)	Not applicable

(a)(5)(i)	WatchGuard Technologies, Inc. Current Report on Form 8-K filed with the Securities and Exchange Commission on April 19, 2005 and incorporated herein by reference.

(a)(5)(ii)	Press Release issued by WatchGuard Technologies, Inc. on April 19, 2005 attached as exhibit 99.1 to Form 8-K filed with the Securities and Exchange Commission on April 19, 2005 and incorporated herein by reference.

(b)	Not applicable

(c)	Not applicable

(d)(1)	WatchGuard Technologies, Inc. 1996 Stock Incentive Compensation Plan (incorporated by reference to Exhibit 10.6 to WatchGuard’s registration statement on Form S-1 (File No. 333-76587), originally filed with the Securities and Exchange Commission on April 20, 1999, as amended)*

(d)(2)	WatchGuard Technologies, Inc. 2000 Stock Option Plan (incorporated by reference to Exhibit 10.1 to WatchGuard’s quarterly report on Form 10-Q for the period ended March 31, 2001, filed with the Securities and Exchange Commission on May 15, 2001)*

(d)(3)	Rapidstream, Inc. 1998 Stock Option Plan (incorporated by reference to Exhibit 10.1 to WatchGuard’s registration statement on Form S-8 (No. 333-86168) filed with the Securities and Exchange Commission on April 12, 2002)*

(d)(4)	Form of WatchGuard Technologies, Inc. 1996 Stock Incentive Compensation Plan Incentive Stock Option Letter Agreement*

(d)(5)	Form of WatchGuard Technologies, Inc. 1996 Stock Incentive Compensation Plan Nonqualified Stock Option Letter Agreement*

(d)(6)	Form of WatchGuard Technologies, Inc. 2000 Stock Option Plan Nonqualified Stock Option Letter Agreement*

(d)(7)	Form of Rapidstream, Inc. 1998 Stock Option Plan Stock Option Letter Agreement*

(d)(8)	Rights Agreement dated May 5, 2005 by and between WatchGuard and Mellon Investor Services LLC attached as exhibit 4.1 to Form 8-A filed with the Securities and Exchange Commission and incorporated herein by reference.

*	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WATCHGUARD TECHNOLOGIES, INC.

Date: May 23, 2005	/s/ EDWARD J. BOREY
Edward J. Borey
Chief Executive Officer, President and Chairman of the Board

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)(i)	Offering Memorandum dated April 19, 2005*

(a)(1)(ii)	Form of Election Form*

(a)(1)(iii)	Form of Notice of Change of Election*

(a)(1)(iv)	E-mail communication to WatchGuard Technologies, Inc. employees dated April 19, 2005*

(a)(1)(v)	Forms of reminder e-mail communications to WatchGuard Technologies, Inc. employees*

(a)(2)	The information regarding the purpose of the Offer set forth in Section 3 of the Offering Memorandum (“Purpose of the Offer; No Extraordinary Transactions; No Recommendation”) is incorporated by reference into this Item 12(a)(2)*

(a)(3)-(4)	Not applicable

(a)(5)(i)	WatchGuard Technologies, Inc. Current Report on Form 8-K filed with the Securities and Exchange Commission on April 19, 2005 and incorporated herein by reference.

(a)(5)(ii)	Press Release issued by WatchGuard Technologies, Inc. on April 19, 2005 attached as exhibit 99.1 to Form 8-K filed with the Securities and Exchange Commission on April 19, 2005 and incorporated herein by reference.

(b)	Not applicable

(c)	Not applicable

(d)(1)	WatchGuard Technologies, Inc. 1996 Stock Incentive Compensation Plan (incorporated by reference to Exhibit 10.6 to WatchGuard’s registration statement on Form S-1 (File No. 333-76587), originally filed with the Securities and Exchange Commission on April 20, 1999, as amended)*

(d)(2)	WatchGuard Technologies, Inc. 2000 Stock Option Plan (incorporated by reference to Exhibit 10.1 to WatchGuard’s quarterly report on Form 10-Q for the period ended March 31, 2001, filed with the Securities and Exchange Commission on May 15, 2001)*

(d)(3)	Rapidstream, Inc. 1998 Stock Option Plan (incorporated by reference to Exhibit 10.1 to WatchGuard’s registration statement on Form S-8 (No. 333-86168) filed with the Securities and Exchange Commission on April 12, 2002)*

(d)(4)	Form of WatchGuard Technologies, Inc. 1996 Stock Incentive Compensation Plan Incentive Stock Option Letter Agreement*

(d)(5)	Form of WatchGuard Technologies, Inc. 1996 Stock Incentive Compensation Plan Nonqualified Stock Option Letter Agreement*

(d)(6)	Form of WatchGuard Technologies, Inc. 2000 Stock Option Plan Nonqualified Stock Option Letter Agreement*

(d)(7)	Form of Rapidstream, Inc. 1998 Stock Option Plan Stock Option Letter Agreement*

(d)(8)	Rights Agreement dated May 5, 2005 by and between WatchGuard and Mellon Investor Services LLC attached as exhibit 4.1 to Form 8-A filed with the Securities and Exchange Commission and incorporated herein by reference.

*	Previously filed.